Exhibit G
                                                    Form of Public Notice

Securities and Exchange Commission
(Release No. 35-_________)

     Cinergy Corp., a registered holding company ("Cinergy" or "Company"), and its direct wholly-owned nonutility subsidiaries Cinergy Global Resources, Inc. ("CGR") and Cinergy Investments, Inc. ("Cinergy Investments"), all at 139 East Fourth Street, Cincinnati, Ohio 45202, have filed an application-declaration ("Application") with the Commission under sections 6(a), 7, 12(b), 32 and 33 of the Act and rules 45, 53and 54 thereunder.

     By order dated March 23, 1998 (HCAR No. 26848) ("100% Order"), the Commission amended certain prior orders issued to Cinergy, authorizing Cinergy to apply the proceeds of certain financing transactions to an aggregate investment in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs" and collectively with EWGs, "Exempt Projects") not to exceed 100% of Cinergy's consolidated retained earnings ("100% Cap"), subject to various conditions. (The terms "aggregate investment" and "consolidated retained earnings" have the meanings assigned in Rule 53(a)(1).)

     At September 30, 1999, Cinergy's aggregate investment and consolidated retained earnings were approximately $568 million and $993 million, respectively, leaving available investment capacity under the 100% Order of approximately $425 million. Cinergy states that, in practical terms (i.e., after deducting funds earmarked for projects in development, for which internal approvals have been received), the Company has only approximately $325 million available for new investments.

     Cinergy asserts that the remaining capacity is not sufficient to enable the Company to grow its business and adapt to industry-wide restructuring. Accordingly, Cinergy now requests greater authority to invest in Exempt Projects. Specifically, from time to time beginning with the effective date of the Commission's order granting and permitting the Application to become effective and continuing for a period of five years thereafter
("Authorization Period"), Cinergy proposes to apply proceeds from financing transactions authorized in the Application to additional investments in Exempt Projects, provided that Cinergy's aggregate investment does not exceed the sum of (i) an aggregate investment equal to 100% of consolidated retained earnings plus (ii) $2,000,000,000 (collectively, "Proposed Cap"), excluding Cinergy's aggregate investment in one or more EWG affiliates formed to acquire all or a substantial portion of the existing generating facilities owned by Cinergy's utility subsidiaries, not to exceed the net book value of such facilities at the time of transfer ("Restructuring Investment"). Cinergy states that the current net book value of the utility subsidiaries' generating assets is approximately $2.9 billion. Cinergy specifically requests authority to apply proceeds from the financing transactions authorized in the Application to make the Restructuring Investment as well as additional investments under the Proposed Cap.

     As noted, Cinergy proposes to apply proceeds from financing transactions authorized in the Application to additional investments in Exempt Projects, subject to the Proposed Cap and the Restructuring Investment. Under the following outstanding orders, Cinergy is currently authorized to issue common stock, debt securities and guarantees for general corporate purposes including, among other things, investing in Exempt Projects up to the 100% Cap:

     Short-term debt/$2 billion overall debt cap/common stock. Order dated January 20, 1998, HCAR No. 26819 ("January 1998 Order"), in which the Commission authorized Cinergy to issue and sell, from time to time through December 31, 2002, (a) short-term notes and commercial paper in an aggregate principal amount not to exceed - together with the principal amount of the debentures referred to below and (prior to the March 1999 Order) certain guarantees - $2 billion at any time outstanding, and (b) up to 30,867,385 shares of Cinergy common stock, $.01 par value per share (i.e., 30 million new shares plus the remaining shares authorized for issuance under a prior order).

     Long-term debentures. Order dated August 21, 1998, HCAR No. 26909 ("August 1998 Order"), in which the Commission authorized Cinergy to issue and sell, from time to time through December 31, 2002, unsecured debentures with maturities of two to 15 years in an aggregate principal amount at any time outstanding not to exceed $400 million, subject to the overall debt cap of $2 billion just noted.

     Guarantees; $1 billion cap. Order dated March 1, 1999, HCAR No. 26984 ("March 1999 Order"), in which the Commission (a) consolidated authority granted to Cinergy under prior orders to issue guarantees of obligations of system companies, while (b) imposing an overall cap of $1 billion (separate from the $2 billion debt cap) on the amount of Cinergy guarantees issued and outstanding from time to time through December 31, 2003. This order modified the January 1998 Order by removing guarantees from the coverage of the $2 billion debt cap. Among other things, the March 1999 Order also expanded Cinergy's existing authority to create intermediate subsidiaries to hold interests in nonutility businesses, including Exempt Projects.

     Cinergy now proposes to replace the January and August 1998 Orders in their entirety, and to supersede the March 1999 Order solely to the extent of the guarantee authority granted therein, by new financing authority the terms of which are set forth below. As with the existing authority, the new authority would be used for general corporate purposes, not merely to fund investments in Exempt Projects, as more specifically set forth below.

     Subject to the terms and conditions described below, from time to time through the Authorization Period, Cinergy proposes to issue and/or sell, without further authorization from the Commission, including with respect to the specific terms of sale,
(1) up to $4.4 billion aggregate principal amount at any time outstanding of any combination of short- and long-term debt; (2) up to $2 billion aggregate principal amount at any time outstanding of guarantees; and (3) up to 75 million additional shares of common stock.

     In addition to the other terms and conditions hereinafter specified, the following restrictions will govern the proposed financing transactions: (i) Cinergy's common equity will comprise at least 30 percent of Cinergy's consolidated capitalization;
(ii) the effective cost of money for short-term debt securities will not exceed 300 basis points over the comparable term London interbank offered rate and for long-term debt securities will not exceed 300 basis points over the comparable term U.S. Treasury securities; (iii) the underwriting fees, commissions or similar remuneration paid in connection with the issue, sale or distribution of any securities authorized hereunder (excluding interest rate risk management instruments, as to which separate provisions governing fees and expenses are proposed below) will not exceed 5 percent of the principal or face amount the securities issued or gross proceeds of the financing; and (iv) solely with respect to investments in Exempt Projects pursuant to the Proposed Cap, Cinergy will not issue any additional debt securities to finance such investments if upon original issuance thereof Cinergy's senior debt obligations are not rated investment grade by at least one of Standard & Poor's Corporation ("S&P"), Fitch Investor Service ("Fitch"), Duff & Phelps Credit Rating Co. ("D&P") or Moody's Investor Service ("Moody's").

     The following additional terms and conditions apply to the proposed financing transactions.

     1.   Debt

     Under the outstanding financing orders summarized above, and subject to the terms and conditions thereof, Cinergy is authorized to issue and sell and have outstanding at any time through December 31, 2002 up to $2 billion aggregate principal amount of short-term notes, commercial paper and 15-year debentures, provided that not more than $400 million thereof consists of debentures.

     At September 30, 1999, Cinergy had issued and outstanding debt securities totaling $405 million in aggregate principal amount, consisting of (i) short-term bank notes aggregating $5 million and (ii) long-term debentures aggregating $400 million.

     Cinergy now proposes to replace the existing debt authority. From time to time through the Authorization Period, Cinergy proposes to issue and sell short- and long-term debt securities in an aggregate principal amount at any time outstanding not to exceed $4,400,000,000, subject to the terms and conditions set forth above and the following additional terms and conditions. Subject to this $4.4 billion ceiling, Cinergy proposes to issue such short- and long-term debt in any proportion, without a separate, lower cap on long-term debt, as under the existing authority with respect to debentures.

     a.   Short-term notes

     Cinergy proposes to make short-term borrowings from banks or other financial institutions. Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment. The amount of any premium payable by Cinergy would not exceed an amount equivalent to the present value of the stated interest payable on the note in the event the note had not been prepaid, plus accrued interest to the date of prepayment.

       b. Commercial paper

     Cinergy also proposes to issue and sell commercial paper through one or more dealers or agents or directly to a limited number of purchasers if the resulting cost of money is equal to or less than that available from commercial paper placed through dealers or agents.

     Cinergy proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to Cinergy. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933, as amended ("Securities Act").

     c.  Long-term debt

     Cinergy also proposes to issue and sell long-term debt securities ("Notes") in one or more series. If issued on a secured basis, Notes of any series would be secured by common stock of nonutility subsidiaries and possibly other assets or property, in any event excluding common stock or other assets of utility subsidiaries. Notes of any series (a) will have maturities ranging from one to 50 years, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, and
(c) may be entitled to mandatory or optional sinking fund provisions. Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such extension period). Notes will be issued under one or more indentures to be entered into between Cinergy and financial institution(s) acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

     Notes may be issued in private or public transactions. With respect to the former, notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable indenture or supplement thereto and purchase agreement or underwriting agreement setting forth such terms.

     d.   Interest rate risk management

     In connection with the issuance and sale of the short- and long-term debt securities described above, Cinergy proposes to mitigate interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage and mitigate interest rate risks.

     Cinergy will enter into such derivative transactions pursuant to agreements with counterparties that are highly rated financial institutions - i.e., whose senior secured debt, at the date of execution of the agreement with Cinergy, is rated at least "A-" by S&P, Fitch or D&P or "A3" by Moody's. The derivative transactions will be for fixed periods and in no case will the notional principal amount exceed the principal amount of the underlying debt security. Cinergy will not engage in "leveraged" or "speculative" derivative transactions.

     Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related debt securities or interest rate management agreement. In addition, with respect to options such as caps and collars, Cinergy may pay an option fee which, on a net basis (i.e., when netted against any other option fee payable with respect to the same security), would not exceed 10% of the principal amount of the debt covered by the option.

     2.   Guarantees

     In the March 1999 Order, the Commission authorized Cinergy to guarantee the debt or other securities or obligations of various system companies, provided that the total amount of guarantees outstanding at any time through December 31, 2003 did not exceed $1 billion, and provided further, that (i) any guarantees of Exempt Projects would also be subject to the 100% Cap, and (ii) any guarantees of "energy-related companies," as defined in rule 58 ("Rule 58 Companies"), would also be subject to the aggregate investment cap of rule 58.

     At September 30, 1999, Cinergy had guarantees outstanding
(including in respect of letter of credit transactions) totaling
$658 million.

     Cinergy now proposes to replace the existing guarantee authority. From time to time through the Authorization Period, Cinergy requests authority to guarantee, obtain letters of credit and otherwise provide credit support (each, a "Guarantee") in respect of the debt or other securities or obligations of any or all of Cinergy's subsidiary companies (including system companies formed or acquired at any time over the Authorization Period), provided that the total amount of Guarantees at any time outstanding does not exceed $2,000,000,000, and provided further, that (i) any Guarantees of Exempt Projects would also be subject to the Proposed Cap or Restructuring Investment, as applicable; and (ii) any Guarantees of Rule 58 Companies would also be subject to the aggregate investment cap of rule 58.

     The terms and conditions of any Guarantees would be established at arm's length based upon market conditions, but in any case would comply with the applicable conditions described earlier.

          3.   Common stock

     The January 1998 Order authorized Cinergy to issue and sell up to 30,867,385 additional shares of common stock through December
31, 2002, exclusive of shares issued under various stock-based plans./1/

     At September 30, 1999, Cinergy had 600 million shares of common stock authorized for issuance, 158,917,210 shares of which were issued and outstanding. Cinergy has issued 771,258 shares of common stock pursuant to the January 1998 Order.

     Cinergy now proposes to supersede the common stock authority granted in the January 1998 Order. From time to time through the Authorization Period, Cinergy proposes to issue and sell up to 75 million additional shares of common stock (as such figure may be adjusted for stock splits and similar events).

     Cinergy proposes to issue and sell the additional shares from time to time (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and/or (iv) through agents.

     The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions.

     Cinergy also requests authorization to issue common stock as consideration for acquisitions by Cinergy or any nonutility subsidiary thereof of securities of businesses, the acquisition of which (a) is exempt under the Act or the rules thereunder or
(b) has been authorized by prior Commission order issued to Cinergy or any nonutility subsidiary thereof, subject in either case to applicable limitations on total investments in any such businesses. The shares of Cinergy common stock issued in any such transaction would be valued at market value based on the closing price on the day before closing of the sale, on average high and low prices for a period prior to the closing of the sale, or on some other method negotiated by the parties.

     Finally, Cinergy requests authority to issue up to 250,000 of the additional shares to Cinergy system employees, including officers, in gift or award transactions from time to time through the Authorization Period. (This requested authority corresponds to similar authority granted in the January 1998 Order.)

     4.   Use of proceeds

     Cinergy proposes to issue the short-term notes, commercial paper, debentures and additional shares of common stock described above for general corporate purposes, including without limitation (i) payments, redemptions, acquisitions, and refinancings of outstanding securities issued by Cinergy, (ii) acquisitions of and investments in Exempt Projects, provided that Cinergy's aggregate investment therein does not exceed the Proposed Cap or Restructuring Investment, as applicable, (iii) acquisitions of and investments in Rule 58 Companies, provided that Cinergy's aggregate investment therein does not exceed the aggregate investment limitation of Rule 58, (iv) loans to and investments in other system companies, including through the Cinergy system money pool, and (v) other lawful corporate purposes.

     With respect to the Restructuring Investment, Cinergy states that, as a result of state restructuring, it intends to transfer all or a substantial portion of the generating assets owned by its utility subsidiaries to one or more newly created EWG affiliates. Cinergy has two primary utility subsidiaries, PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E").

     PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of 2.1 million people located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafeyette, New Albany and Terre Haute. At and for the nine months ended September 30, 1999, PSI had total consolidated assets of approximately $4 billion and operating revenues of approximately $1.7 billion.

     CG&E and its four wholly-owned utility subsidiaries - The Union Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), Lawrenceburg Gas Company, an Indiana gas utility ("Lawrenceburg"), The West Harrison Gas and Electric Company, an Indiana electric utility ("West Harrison"), and Miami Power Corporation ("Miami"), an electric utility (solely by virtue of its ownership of certain transmission assets) - provide electric and gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,200 square miles and has an estimated population of two million. CG&E produces, transmits, distributes and sells of electricity and sells and transports natural gas in the southwestern portion of Ohio, serving an estimated population of 1.6 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. ULH&P transmits, distributes and sells electricity and sells and transports natural gas in northern Kentucky, serving an estimated population of 322,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington./2/ At and for the nine months ended September 30, 1999, CG&E had total consolidated assets of approximately $5 billion and operating revenues of approximately $1.9 billion.

     As of September 30, 1999, CG&E and PSI owned electric generating facilities, or portions thereof in the case of jointly-owned facilities, having approximately 11,200 MW of total generating capacity and a net book value of approximately $2.9 billion. CG&E owns electric generating facilities with 5,200 MW of capacity having a total net book value of approximately $1.76 billion. PSI owns electric generating facilities with 6,000 MW of capacity having a total net book value of approximately $1.13 billion. The generating facilities are located exclusively in Ohio and Indiana (other than with respect to one facility located in Kentucky) and are primarily coal-fired. For 1998, substantially all of the electricity sold by CG&E and PSI from their generating facilities was produced by the coal-fired facilities./3/

     In October 1999 comprehensive electric restructuring legislation went into effect in Ohio./4/ Under the new law, all retail customers in Ohio are entitled to choose their electric supplier commencing January 1, 2001. The legislation deregulates electric supply, with electric transmission and distribution continuing as regulated utility functions. As an incumbent Ohio utility, CG&E is required to separate its existing functions pertaining to competitive retail sale of generation service from those pertaining to transmission and distribution service, transferring the former into a separate corporate entity. After January 1, 2001, Cinergy may not market and supply competitive electric services to retail customers in Ohio through CG&E, but only through an affiliated power marketer to which CG&E has transferred its competitive retail sale of generation function pursuant to a corporate separation plan and affiliate code of conduct approved by the Public Utilities Commission of Ohio ("PUCO").

     Other provisions of the law include:

     A 5 percent cut in the generation component of rates for every residential customer beginning January 1, 2001.

     Utility rates otherwise are frozen for non-switching customers through each utility's market development period
     (ending no later than December 31, 2005).

     The filing of a transition plan by each utility within 90 days after the effective date of the law (the PUCO is given 275 days to approve or reject a utility's filing). The transition plan must include a rate unbundling plan, a corporate separation plan, an operational support plan, an employee assistance plan and a consumer education plan.
     The transition plan may also include a quantification of utility transition costs and an application to receive transition revenues.

     The establishment of a market development period, which is the transition period to full market competition.

     The recovery of transition costs through the market development period, as determined by the PUCO.

     The recovery of regulatory assets through December 31, 2010, as approved by the PUCO.

     The transfer of either ownership or control of transmission assets to an independent transmission entity before December 31, 2003.

     The establishment of incentives to induce 20 percent of the loads by customer class to switch providers by no later than December 31, 2003.

     A requirement that incumbent utilities provide retail electric service to native load customers who decline to switch to different suppliers or who desire to return to service from the incumbent utility.

     Cinergy states that although the new law does not require restructuring or divestiture of generating assets held by incumbent utilities, the practical effect of the foregoing provisions is to encourages that result, as a means of fostering generation supplier diversity and curbing potential market power of incumbent utilities.

     Cinergy states that it is preparing its transition plan under the new legislation for submission to the PUCO by year-end 1999. Cinergy states that in that filing it will declare its intention (subject to prior receipt of all required state commission findings pursuant to section 32 of the Act) to transfer CG&E's generating facilities to one or more EWG affiliates.

     Cinergy operates its electric utility system on an integrated basis, with the operating companies' generating assets being centrally and economically dispatched. According to Cinergy, operating half of these assets as EWG facilities, with the other half remaining in the regulated utility, could impair continued integrated operations and the realization of maximum production cost efficiencies.

     Although Indiana has not yet enacted electric industry restructuring legislation, nor is proposed legislation currently pending, Cinergy states that Indiana's "alternative utility regulation" statute, enacted in 1995 in recognition of increasing competition for energy services in Indiana and the United States, confers considerable flexibility on the Indiana Utility Regulatory Commission ("IURC") to approve jurisdictional transactions upon a showing of public interest./5/ Pursuant to the alternative regulation statute or subsequently enacted customer choice legislation, Cinergy states that it may likewise seek approval from the IURC to transfer PSI's generating assets to one or more separate EWG affiliates.

     Cinergy states that it will supplement the Application to provide additional information concerning the proposed transfer of its existing retail-based generating assets to EWG affiliates, after it files its transition plan with the PUCO.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                ENDNOTES

/1/ See HCAR No. 26505, Dec. 1, 1995 (authorizing Cinergy to issue and sell, from time to time through December 31, 2000, up to 22,386,696 shares of common stock under dividend reinvestment and stock purchase plan and certain other stock-based plans); HCAR No. 26505, April 17, 1996 (authorizing Cinergy to issue and sell, from time to time through December 31, 2000, up to 7 million shares of common stock under long-term incentive compensation plans); see also HCAR No. 26987, March 5, 1999 (notice of filing of application requesting authority for Cinergy to issue up to 250,000 additional shares of common stock under retirement plans for directors). Cinergy is not currently permitted to apply proceeds from shares issued under these plans to investments in Exempt Projects up to the 100% Cap, and Cinergy is not here requesting any amendment to the terms of these orders.

/2/ Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. West Harrison sells electricity over a 3-square mile area with a population of approximately 1,000 in West
Harrison, Indiana and bordering rural areas. Miami owns a 138 kV transmission line running from the Miami Fort Power Station in Ohio to a point near Madison, Indiana.

/3/ ULH&P, the largest of the Operating Companies after CG&E and PSI, owns no electric generating facilities, but purchases substantially all the electricity required to supply its retail franchise customers from CG&E.

/4/  Ohio Rev. Code Ann. sec. 4928.01 et seq. (1999).

/5/  Ind. Code sec. 8-1-2.5-1 et seq. (1999).